Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
(Dollars in thousands)

	Six Months Ended June, 30,		Years ended December 31,

	2011	2010	2010	2009	2008	2007	2006

Income from continuing operations before income taxes	$293,350	$263,775	$534,577	$693,176	$713,177	$660,711	$914,490
Add:

Interest expense (2)	102,559	100,621	203,911	208,855	229,343	250,540	228,418
Portion of rents representative of the interest factor	19,063	19,946	39,219	41,499	43,030	48,969	46,255

Amortization of capitalized interest	858	858	1,716	1,716	1,717	1,717	1,345

Income as adjusted	$415,830	$385,200	$779,423	$945,246	$987,267	$961,937	$1,190,508

Fixed charges:

Interest expense (2)	$102,559	$100,621	$203,911	$208,855	$229,343	$250,540	$228,418
Portion of rents representative of the interest factor	19,063	19,946	39,219	41,499	43,030	48,969	46,255
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	13,548	15,513	29,790	32,851	31,610	33,412	21,819

Total fixed charges	$135,170	$136,080	$272,920	$283,205	$303,983	$332,921	$296,492

Ratio of earnings to fixed charges	3.08	2.83	2.86	3.34	3.25	2.89	4.02

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Interest expense includes both financing interest expense and other interest expense.